September 21, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Chris Edwards

Re:	ADC Therapeutics SA Registration Statement on Form F-1 Registration No. 333-248941

Dear Mr. Edwards:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on September 23, 2020 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

We hereby acknowledge that:
•
should the Securities and Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Deanna L. Kirkpatrick of Davis Polk & Wardwell LLP at (212) 450-4135 or Yasin Keshvargar of Davis Polk & Wardwell LLP at (212) 450-4839 with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

ADC Therapeutics SA
By:	/s/ Dominique Graz
Name: Dominique Graz
Title: General Counsel